SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Organizational Instrument
Type:			Phase:
Institutional Policy			In effect
Title:			Number and Version:
TRANSACTIONS WITH RELATED PARTIES			PI0032 – V.1
Issuing Area:	Approved by:	Effect of the first version as of:	Expiry date of this version as of:
PK	DANTE RAGAZZI PAULI – DRPAULI	June 29, 2018	June 29, 2018
Related Areas (Scope):		Processes:
SABESP		-

1.      Introduction

The purpose of this Institutional Policy is to provide guidance for handling transactions with related parties, in order to preserve the interests of Sabesp and to guarantee full independence and the absolute transparency of the process.

2.      Objective

2.1      To set criteria to be observed in transactions with related parties.

2.2      To set the procedures to be followed in situations involving a potential conflict of interest in transactions with related parties.

3.      Guidelines

3.1      Identification of related-parties

3.1.1    Related-parties of Sabesp are:

 (a) Individuals and their close family members, if:

 (i)   they have significant influence over the Company;

 (ii)  they are members of the key management personnel of the Company’s parent; or

 (iii) they are member of Company’s management.

 (b) Legal entities, if they are:

 (i)   members of the same business group as Sabesp;

 (ii) subsidiaries, joint ventures or affiliates of Sabesp;

 (iii) post-employment benefit plans whose beneficiaries are the employees of the Company;

 (iv)     companies controlled by or joint ventures of the individuals listed in 3.1.1 (a).

3.2      Criteria for executing transactions with related parties

3.2.1    To execute transactions with related parties the following must be observed, as a minimum:

 (i)   the impact of its execution, including reputation risks;

 (ii) performance on market conditions; and

 (iii) justification for executing transactions other than on market conditions and the need for compensatory payment.

3.2.2    Transactions with related parties must be analyzed and documented, detailing the terms of each transaction and the purpose of the business.

3.3      Prior analysis of transactions with related parties

3.3.1    They must be analyzed in advance by the Audit Committee if the amount involved exceeds R$20,000,000.00 (Twenty million Reais), or if amendments to the contract increase the contract value with a related-party to more than R$20,000,000.00 (twenty million Reais).

Organizational Instrument
Type:			Phase:
Institutional Policy			In effect
Title:			Number and Version:
TRANSACTIONS WITH RELATED PARTIES			PI0032 – V.1
Issuing Area:	Approved by:	Effect of the first version as of:	Expiry date of this version as of:
PK	DANTE RAGAZZI PAULI – DRPAULI	June 29, 2018	June 29, 2018
Related Areas (Scope):		Processes:
SABESP		-

3.3.2    If necessary, the Audit Committee may request a market alternative to the transaction with related party concerned, adjusted for the risk factors involved whenever possible.

3.3.3    After its analysis, the Audit Committee must report to the Board of Directors its conclusions as to whether a transaction with a related party is in line with this Policy and the applicable rules.

3.4      Approval level for transactions with related parties.

The approval levels for transactions with related parties are the same as those for contracts with unrelated third parties (which vary depending on the amount, type of business, nature and so on).

3.5      Transactions with related parties with specific rules

3.5.1    The following transactions with related parties are not covered by this Policy and must observe specific rules, including rules for approval and disclosure:

 (i)   dividends and interest on equity; and

 (ii)  compensation and benefits of any nature to the members of management.

3.6      Prohibited transactions

Loans may not be granted to the controlling shareholder or to the individuals listed in item 3.1.1 (a).

3.7      Situations involving a potential conflict of interest

3.7.1    In situations that could involve a conflict of interest between an individual and the Company, members of the statutory bodies must:

 (i)   formally and timely declare their impediment, as soon as they become aware of the fact;

 (ii) abstain from discussing or voting on the matter;

 (iii)  have their interest noted in the minutes of the meeting in question;

 (iv) absent themselves from discussions and resolutions.

3.7.1.1   At the request of the chairman or coordinator of the statutory body, the member of the statutory body who has declared an interest may take part in the discussions, in order to provide additional information on the transaction with a related party, but must, in any case, be absent from the meeting when the matter is submitted to a vote.

3.7.1.2   If the member of the statutory body whose interests conflict with those of the Company or who has a private interest in the matter under discussion fails to declare an interest, any other member of the statutory body who is aware of that interest may declare it, and the minutes of the meeting must reflect that the member in question was not present during the discussion and vote on the matter.

Organizational Instrument
Type:			Phase:
Institutional Policy			In effect
Title:			Number and Version:
TRANSACTIONS WITH RELATED PARTIES			PI0032 – V.1
Issuing Area:	Approved by:	Effect of the first version as of:	Expiry date of this version as of:
PK	DANTE RAGAZZI PAULI – DRPAULI	June 29, 2018	June 29, 2018
Related Areas (Scope):		Processes:
SABESP		-

3.7.1.3   Failure to declare a conflict of interest with the Company or a private interest in the matter under discussion voluntarily and in a timely manner, and not having the interest registered in minutes, are considered a violation of this Policy, and the Company must take the appropriate measures.

3.8      Verification of compliance

The internal auditing department must include verification of compliance with this Policy in its scheduled engagements.

3.9      Disclosure

Transactions with related parties must be disclosed only by the accounting department and the investor relations department, as appropriate, subject to the corresponding rules.

3.10    Declaration of Companies

The individuals listed in item 3.1.1 (a) must declare companies controlled as per Appendix 3.

3.11    Policy Review

The Audit Committee must assess, monitor and recommend improvements to this Policy when it carries out its annual review.

3.12    The Compliance department is responsible for defining the corporate procedures and initiatives required to bring this Policy into full effect by the end of 2019.

4.            Supplementary items

Related Appendices (Appendices Database)	Related Documents	Registration Details
-	-	-
Files Attached (Supplementary to the Organizational Instrument)
PI0032-v.1 – Appendix 1 – Definitions PI0032-v.1 – Appendix 2 – Declaration of Companies Controlled – Individual – item 3.1.1 (a)

Name of the Appendix:	Appendix Number
Concepts	0001
Attached to the Instrument:
PI0032v.1 – Transactions with Related Parties
Description

Management	Executive Officers and members of the Board of Directors of the Company.
Company or Sabesp	Companhia de Saneamento Básico do Estado de São Paulo – Sabesp.
Affiliate

A company over which Sabesp has significant influence, as defined in paragraphs 1, 4 and 5 of Art. 243 of Federal Law 6,404/1976.

According to the definition of a related party in CPC 05(R1), an affiliate includes its subsidiaries and a joint venture includes its subsidiaries. Therefore, for instance, the subsidiary of an affiliate and an investor who exercises significant influence over the affiliate are related parties.

Market conditions

Pursuant to Article 30 paragraph 4 of the Program Highlights in Governance of Government Controlled  Companies created by B3 (Brasil, Bolsa, Balcão S.A.), transactions with related parties that are to be classified in market conditions  must meet the following requirements:

I – competitiveness: prices and terms of the services must be in line with those practiced in the market;

II -   compliance: the government controlled company must comply with contractual terms and responsibilities;

III - transparency: there must be adequate reporting of the terms agreed, and they must be reflected in the government controlled  company's financial statements;

IV – equity: there must be mechanisms preventing discrimination or privilege, and practices to ensure that privileged information and business opportunities are not used for personal benefit or to the benefit of third parties; and

V – commutativity: proportional benefits for each contractor

.

Conflict of Interest

Situations of conflict of interest arise when a member of the management, shareholder or other governance agent is not independent to the matter under discussion and can influence or make decisions motivated by self-interest, or for reasons other than those of the company, even if they converge to the company’s interest. Source: item 5.2 of the Brazilian Governance Code – Publicly-held Companies.

Subsidiary	A company controlled directly or indirectly by Sabesp, as defined in paragraph 2 of Art. 243 of Federal Law 6,404/1976.
Control

The investor controls the investee when the former is subject to, or has rights to, variable returns arising from its involvement with the investee and has the ability to influence these returns through its power over the same investee.

For more information, see CPC 36 (R3).

Joint control

This is the contractually agreed sharing of control of a business, which exists only when decisions on important activities require the unanimous consent of the parties sharing control.

For more information, see CPC 18 (R2) and CPC 19 (R2).

CPC 05 (R1)	Technical Pronouncement CPC 05 (R1) – Related Parties Disclosures, issued by the Accounting Pronouncements Committee on September 3, 2010.
CPC 18 (R2)	Technical Pronouncement CPC 18 (R2) – Investments in Affiliates, Subsidiary or Joint Venture, approved by the Accounting Pronouncements Committee on December 7, 2012.
CPC 19 (R2)	Technical Pronouncement CPC 19 (R2) – Interests in Joint Ventures, approved by the Accounting Pronouncements Committee on November 9, 2012.
CPC 36 (R3)	Technical Pronouncement CPC 36 (R3) – Consolidated Financial Statements, approved by the Accounting Pronouncements Committee on December 7, 2012.
Business Group

According to CPC 36 (R3):

 “Business group” is the parent company and all its subsidiaries.

 “Parent company” is an entity that controls one or more subsidiaries.

 “Subsidiary” is an entity controlled by another entity.

Significant influence

According to CPC 18 (R2), significant influence is the power to participate in decisions on financial and operational policies of a subsidiary, but without having individual or joint control of these policies.

Pursuant to paragraphs 4 and 5 of Article 243 of Federal Law 6,404/1976:

•            “Significant influence” is considered to exist when the investing company has or exercises the power to participate in a subsidiary’s financial or operational policies, without having control.

•           Significant influence is assumed when the investing company holds 20% (twenty percent) or more of the voting capital of a subsidiary, without controlling it.

Members of the Statutory Bodies

Members of the Board of Directors, Officers, Members of the Fiscal Council (members and alternates), members of the Audit Committee, the Eligibility and Advisory Committee and any other bodies with technical or consultative functions, existing or to be created by statutory ordinance of Sabesp.

Close family members of an individual

According to CPC 05 (R1), close family members of an individual are family members who can be expected to wield influence over, or be influenced by, the individual in business matters, and include:

a) the individual’s children, spouse or cohabitant;

b) the children of the individual’s spouse or cohabitant; and

c) dependents of the individual and the individual’s spouse or cohabitant.

The people described above must be declared as being close family members, adding also relatives to the third degree, including relatives by affinity, if they exercise influence or are influenced by the individual in their dealings with Sabesp.

Related party

According to CPC 05 (R1), a related party is a person or entity which is related to the company preparing its financial statements (referred to in the Technical Pronouncements as the “reporting entity”).

 (a)  An individual, or a close relative of the individual, is related to the reporting entity if:

 (i)   they have full or shared control over the reporting entity;

 (ii) they have significant influence over the reporting entity; or

 (iii)        they are part of the key management personnel of the reporting entity or of its parent company.

 (b)  An entity is related to the reporting entity if any of the following is true:

 (i)   the entity and the reporting entity are members of the same business group (this means that the parent company and each subsidiary are inter-related, and the entities under common control are related to each other);

 (ii)  the entity is an affiliate or joint venture of the other entity (or an affiliate or joint venture of a member of a business group of which the other entity is a member);

 (iii) both the entities are joint ventures of a third entity;

 (iv) one entity is a joint venture of a third entity and the other entity is an affiliate of the same third entity;

 (v) the entity is a post-employment benefit plan of which the beneficiaries are the employees of both entities – the one which discloses information and the one related to it. If the reporting entity is itself a post-employment benefit plan, the employees who contribute to the plan will also be considered to be related to that reporting entity;

 (vi) the entity is fully or jointly controlled by a person described in (a);

 (vii)      a person described in (a)(i) has significant influence over the entity, or is one of the key management personnel of the entity (or of the entity’s parent company);

(viii)       the entity, or any member of the group to which it belongs, provides key management personnel services to the reporting entity or to the parent company of the latter.(included under Revision CPC 06).

Key management personnel

According to CPC 05 (R1), key management personnel are people with direct or indirect authority and responsibility for planning, management and control of the entity’s activities, including any of its management members (executive or otherwise).

For the purposes of this Policy, key management personnel of Sabesp are the members of the Company’s management.

Transaction with related parties

According to CPC 05 (R1), a transaction with a related party is the transfer of funds, services or obligations between the reporting entity and a related party, irrespective of whether consideration is paid. For example:

 (a)  purchases and sales of goods (finished or unfinished);

 (b) purchases and sales of properties and other assets;

 (c) the supply or receipt of services;

 (d) leases;

 (e) transfers of research and development;

 (f) transfers under licensing agreements;

 (g) transfers of a financial nature (including loans and capital contributions in cash or the equivalent);

 (h) the provision of guarantees, accommodation of negotiable instrumentor sureties;

 (i)   the assumption of commitments to do something if a particular event occurs, or does not occur, in the future, including contracts to be executed (recognized or otherwise); and

 (j)   the settlement of liabilities on behalf of the entity or by the entity on behalf of a related party.

Name of Appendix:	Appendix Number
Model of Declaration of Companies Controlled – Individual – item 3.1.1 (a)	0002
Related to Instrument:
PI0032v01 – Transactions with Related Parties
Description

I, [name], [nationality], [marital status], [profession], Tax ID CPF No. [...], ID RG No. [...] [issuing body], [function or position], as [xxxxxxx], as required by the Institutional Policy for Transactions with Related Parties– PI0032-v01 – of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, declare that:

The following are my close family members(*):

CPF	Name	Degree of relationship

In addition:

 (  ) Neither I nor my close family members (*) have full or joint control over any company.

OR

 ( ) I and/or my close family members (*) have full or joint control over the following companies:

CNPJ	Company Name	Address	Name of the partners

If there is any change in the above information, I undertake to inform Sabesp, in writing, not later than ten (10) days after the date of the change.

I hereby authorize Sabesp to include the individuals and legal entities mentioned herein in the Register of Related Parties held by the Company.

 [city], [date]

___________________________

 [name]

 (*) Close family members of an individual These are family members who can be expected to wield influence over, or be influenced by, the individual in business matters, and include: (a) the individual’s children, spouse or cohabitant; (b) the children of the individual’s spouse or cohabitant; and (c) dependents of the individual and the individual’s spouse or cohabitant. Source: CPC 05 (R1).

The people described above must be declared as being close family members, adding also relatives to the third degree, including relatives by affinity, if they exercise influence or are influenced by the individual in their dealings with Sabesp.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 24, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.